ARI NETWORK SERVICES, INC.

10850 West Park Place, Suite 1200

Milwaukee, Wisconsin 53224

December 13, 2016

FILED VIA EDGAR

Ms. Jennifer Lopez

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:ARI Network Services, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed December 2, 2016
File No. 001-19608

Dear Ms. Lopez:

The purpose of this letter is to respond to the comments raised in the Staff’s letter to ARI Network Services, Inc. (the “Company”) dated December 6, 2016 relating to the Company’s Definitive Additional Soliciting Materials on Schedule 14A, filed with the Commission via EDGAR on December 2, 2016 (the “Company Letter”).  Simultaneously herewith, the Company is filing with the Commission an additional letter, also as Additional Soliciting Materials on Schedule 14A.  The Staff’s comments and the Company’s responses are set forth below.

General

1.

Staff Comment:  Please avoid issuing statements in your additional soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Refer to Rule 14a-9.  Please disclose the factual foundation for the following assertions:

•	Park City Capital’s strategy is “character assassination, misleading half-truths and manipulation of facts,”
•	Park City “is unable to stand on the qualifications and track record of [its] own nominees,” and
•

Park City’s allegations are “baseless” and “completely unfounded.”  In this regard, we note the disclosure in Merge Healthcare’s periodic filings, including the Quarterly Report on Form 10-Q for the period ended September 30, 2014 referencing the statement of regret from Mr. Mortimore.

Ms. Jennifer Lopez

Response:

The Company will avoid issuing statements in its additional soliciting materials in violation of Rule 14a-9.  The Company also respectfully submits that the Company Letter contained no such statements.

To that end, the Company offers the following factual bases for the assertion that Park City Capital, LLC’s (“Park City”) strategy is “character assassination, misleading half-truths and manipulation of facts”:

•

In the headline and the opening paragraph of the letter filed with the Commission by Park City on November 30, 2016 as Definitive Additional Soliciting Materials on Schedule 14A (the “Park City Letter”), Park City refers to the “troubling track record of the ARI board,” a clear reference to the Company’s Board as a whole.  However, Park City offers no factual support for this statement with respect to the Board as a whole.  Instead, the Park City Letter focuses on the record of one member of ARI’s Board at another, unrelated company, and documents nothing “troubling” about even that individual in his capacity as a member of the Company’s Board.  It is the Company’s assertion that this line of argument constitutes a direct and unsubstantiated attack on the character of the Company’s Board as a whole, and is fairly characterized as character assassination and manipulation of facts by Park City.

•

The Park City Letter characterizes the entire Board, collectively, as “dishonest” and unworthy of trust, stating in a heading, “We believe ARI’s board is dishonest to shareholders and cannot be trusted”.  This accusation of the collective dishonesty of the Board is followed by a litany of statements couched as “questions for consideration,” none of which supports the lead-in accusations of dishonesty or lack of trustworthiness of the Company’s Board.  Again, the Company believes that this line of attack is a clear attempt to impugn the character of the Board, and the purportedly rhetorical “questions for consideration”, which fail to support Park City’s assertions, are misleading at best.

•

Among the purportedly rhetorical questions offered in support of Park City’s assertions regarding the Board’s dishonesty and lack of trustworthiness, Park City asks:  “Why did the ARI board pretend to go along with investment bank and private equity firm interviews arranged by Park City Capital, instead of being forthright and stating that it opposed a sale transaction?”  This question contains two factual assumptions:  that the Company’s Board “pretended” to go along with the interviews described, and that the Board has been dishonest in failing to state that it allegedly opposes a sale transaction.  The Company denies the accuracy of these assumptions, and notes that Park City has offered no evidence or substantiation that the Board either “pretended” to go along with the meetings arranged by Park City or categorically “opposes” a sale transaction.  It is the Company’s assertion that this language is misleading and constitutes a direct attack on the Board’s character and the propriety of its actions, with no substantiation.

•

Later in the Park City Letter, Park City states that “We do not believe that the ARI Board and management have genuinely considered a sale of the company but have taken every effort to avoid considering a sale of the company.”  The Company denies as a matter of fact the accuracy

Ms. Jennifer Lopez

of this assertion.  Further, the Company does not believe that Park City’s attachment of the words “We do not believe” to this inaccurate assertion in any way diminishes the fact that it is a “direct or indirect” impugning of the Board’s character and conduct, when the clear implication of the language is that the Company’s Board has in some way violated its duties.  Park City offers no evidence that the ARI Board has “taken every effort to avoid considering a sale of the company”.  Indeed, this statement is entirely inconsistent Park City’s assertion (also unsupported) in the second of its own “questions for consideration” that the Board has, in recent weeks, interviewed investment banks in connection with a sale of the Company.  In addition, this statement is also entirely inconsistent with a statement (also unsupported) in Park City’s Additional Soliciting Materials filed on November 14, 2016, which asserts “Given that management of ARI has indicated that its ultimate goal is to sell the company…”.

•

There are several instances of misleading half-truths and manipulation of facts in the section of the Park City Letter under the heading “ARI’s growth strategy has benefited management at the expense of shareholders.”  For example:

o

The statement that “ARI’s net income has declined from $2.4 million in fiscal 2011 to $1.7 million in fiscal 2016,” is a misleading half-truth because in fiscal 2011 ARI benefited from a one-time tax benefit which resulted in a negative 74% tax rate for the firm.  A closer look at the financial statements of ARI reveals a pre-tax profit in fiscal 2011 of $1.4 million which more than doubled to $3.1 million if fiscal 2016.

o

The statement that “ARI paid approximately 2.6x revenue for Auction 123, its most recent acquisition, when ARI itself currently trades at only 1.8x forward revenue” is a misleading half-truth.  In the Company’s experience, acquisition multiples are often quoted both as multiples of revenue and as multiples of adjusted EBITDA.  The Company’s common stock currently trades at approximately 10x to11x adjusted EBITDA, and the purchase price for the Company’s acquisition of Auction123 was approximately 7x to 8x adjusted EBITDA for Auction123.  As a result, the transaction is in fact accretive to the Company’s adjusted EBITDA.  The Company has communicated to its shareholders in the past that is places a strong emphasis on adjusted EBITDA multiples when evaluating potential acquisitions.  On that basis, the purchase price for the Company’s acquisition of Auction123 was clearly in line with multiples it has historically paid in acquisitions, as well as being accretive to the Company’s own adjusted EBITDA.  The Company believes that Park City’s assertion is an attempt to wrongfully mislead shareholders into believing otherwise.

o

It is the Company’s position that Park City’s assertion that “Since fiscal 2011, while management’s growth strategy has resulted in cumulative net income to shareholders of only $3.0 million, management has received $5.8 million in cumulative executive compensation” is both manipulation of facts and a half truth.  As demonstrated by the Company in the Company Letter under the heading “Executive Compensation”, the compensation of the Company’s directors and executive officers is in line with or below the average of the Company’s peers, and returns for the Company’s shareholders exceeded the returns of those same peers over the last five years.  The Company believes that Park City’s intent is to manipulate facts to support its assertion that the Company’s management has benefited at the

Ms. Jennifer Lopez

expense of shareholders, which is simply untrue.  As further noted in the Company Letter, the Company’s shareholder return has outperformed the NASDAQ Composite Index, the Dow Jones Industrial Average and publicly traded software company peers during the periods cited.

o

The Company also asserts that Park City’s “The stock price increases cited by ARI reflect carefully chosen starting points and are largely the result of the overall market recovery since the severe market lows of the Great Recession in 2008/2009,” is misleading and a manipulation of facts.  As noted above and as described in the Company Letter, the Company’s stock price has significantly outperformed the NASDAQ Composite Index and the Dow Jones Industrial Average over the recent one-, two-, three- and five-year periods, and since the financial crisis of 2007 and 2008.  The Company initially provided this and other performance information on a three- and five- year basis in its Definitive Additional Soliciting Materials filed on November 28, 2016, and then in the Company Letter, and in each case with end dates close to the date of filing.  The Company does not believe that there is any reasonable basis on which Park City could truthfully conclude that these periods were “carefully chosen” to mislead shareholders, and Park City provides no basis for its assertion that the performance disclosed in the Company’s communications is “largely the result of the overall market recovery since the severe market lows of the Great Recession in 2008/2009”.  On that basis, the Company believes and that Park City’s statements to that effect are an attempt to mislead the Company’s shareholders and manipulate purported facts to its own advantage.

With respect to the Company’s assertion that Park City “is unable to stand on the qualifications and track record of [its] own nominees,” the Company notes that the Park City Letter begins with a lengthy discussion of the history of an individual member of the Company’s Board of Directors at an unrelated company.  The Park City Letter then follows with the assertion (as discussed above) that “ARI’s growth strategy has benefitted management at the expense of shareholders,” and then with a discussion of its purported belief that the Company’s Board “is dishonest to shareholders and cannot be trusted.”  Only near the end of the Park City Letter does Park City turn to a discussion of its own director nominees, and the discussion contains only a few references potentially relevant to their qualifications and track records, asserting only that they are “experienced in sale transactions” and are “independent and highly qualified and experienced professionals.”  The Company believes that Park City’s significant focus on matters unrelated to its own director nominees, along with this sparse mention of their qualifications and track record, provides a factual basis for the Company’s assertion that Park City is unable to stand on the qualifications and track record of its own nominees.

Finally, the Company wishes to address its assertion that Park City’s allegations are “baseless” and “completely unfounded.”  In this regard, the Company first wishes to note that the “allegations” that the Company characterized as “baseless” were the allegations in the Park City Letter that the events involving Merge Healthcare Inc. demonstrated Mr. Mortimore’s “poor record of financial oversight” and have in some way impaired Mr. Mortimore’s ability to serve in his capacity as a member of the Company’s Board of Directors.  The Company contends that this allegation is indeed baseless.  Park City has in no way tied the events involving Merge Healthcare

Ms. Jennifer Lopez

to Mr. Mortimore’s track record as a director of the Company or his ability to serve as such.  In fact, as noted in the Company Letter, the Company’s financial reporting has been transparent during Mr. Mortimore’s tenure, with no instances of financial restatements or material weaknesses in internal control over financial reporting.  Secondly, in the Company Letter, the characterized as “completely unfounded” any implication that Mr. Mortimore “was in some way implicated in fraudulent activities.”  The Company respectfully stands by this characterization.  As noted in the Company Letter, after a thorough and exhaustive investigation of the events in question at Merge Healthcare, the Commission notified Mr. Mortimore that he would not be the subject of any enforcement action or ongoing investigation.  The Company further notes that the “statement of regret” issued by Mr. Mortimore to the Board of Merge Healthcare was a letter entitled “Settlement Communication”, issued as part of a settlement of litigation initiated by Mr. Mortimore in the aftermath of the Commission’s investigation of the events at Merge Healthcare, long after the Commission had informed Mr. Mortimore as described above.  Mr. Mortimore did not admit any liability in the communication, and the communication in no way implicated Mr. Mortimore in fraudulent activities.  As such, it is the Company’s position that any attempt by Park City to imply to the contrary is indeed completely unfounded.

2.

We note your statement that the SEC was “effectively exonerating [Mr. Mortimore] from any allegation of wrongdoing.”  Please revise to clarify that the SEC did not “exonerate” Mr. Mortimore by not pursuing an enforcement action.

Response:  The following language is included in the definitive additional proxy materials being filed by the Company simultaneously with this response letter:

“In our letter of December 2, 2016, we noted in our discussion of the events that took place at Merge Healthcare Inc. that “the SEC affirmatively notified Mr. Mortimore that he would not be the subject of any enforcement action or ongoing investigation, effectively exonerating him from any allegation of wrongdoing in the matter”.   As a point of clarification, we wish to note that while Mr. Mortimore did in fact receive such a notification from the SEC, the SEC’s decision not to pursue an enforcement action did not constitute an “exoneration” of Mr. Mortimore.”

***

Finally, the Company wishes to respectfully call to the attention of the Staff its belief that, as described in the Company’s responses to the Staff’s Comment 1, above, the Park City Letter contains a number of attempts to directly or indirectly impugn the character, integrity or personal reputation of the Company’s Board and as well charges of illegal, improper or immoral conduct without factual foundation, contrary to Rule 14a-9 under the Securities Exchange Act of 1934, as amended.  The Company appreciates this opportunity to provide justification for the statements noted in the Staff’s comments relating to the Company Letter, and it is the Company’s hope that the Staff will likewise provide comments to Park City requiring them to do the same with respect to their statements in the Park City Letter.

Ms. Jennifer Lopez

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (414) 973-4539 or at bill.nurthen@arinet.com, or the Company’s outside counsel, C.J. Wauters of Godfrey & Kahn, S.C., at (414) 287-9663 or at cwauters@gklaw.com.

Very truly yours,

ARI NETWORK SERVICES, INC.

/s/  William A. Nurthen

William A. Nurthen